Global Crossing North America, Inc.
                           1080 Pittsford-Victor Road
                            Pittsford, New York 14534


                                December 9, 2003


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549



           Re: Global Crossing North American Holdings, Inc. Request for Withdrawal of Form T-3 (No. 22-28711)
                     -------------------------------------------------

Ladies and Gentlemen:

           Pursuant to Section 307 of the Trust Indenture Act of 1939, as amended, request is hereby made by Global Crossing North American Holdings, Inc., a New York corporation (the "Company"), to withdraw the Application for Qualification of Indenture on Form T-3 (No. 22-28711) (the "Application"), filed by the Company with the Securities and Exchange Commission on November 7, 2003, relating to the qualification of the indenture governing the Company's proposed issuance of 11% Senior Secured Notes due 2006. The Application has not been declared effective, and no securities were issued under such indenture.

           The Company is making this request for withdrawal because the Company has determined to issue the Notes in a private placement exempt from registration under the Securities Act of 1933, as amended and as such the Application is unnecessary. Accordingly, the Company respectfully requests the Commission to (1) grant the application of the Company to have the Application withdrawn pursuant to Section 307 of the Trust Indenture Act of 1939 and (2) issue an appropriate order to be included in the file for the Application to the effect that the Application has been "Withdrawn upon the request of the Applicant, the Commission consenting thereto."



                                  Very truly yours,

                                  GLOBAL CROSSING NORTH AMERICAN HOLDINGS, INC.

                                  By: /s/ Mitchell Sussis
                                      --------------------------------------
                                      Mitchell Sussis
                                      Vice President